UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

GVI SECURITY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36242E200

(CUSIP Number)

Europa International, Inc.

c/o Knoll Capital Management, L.P.

1114 Avenue of the Americas, 45th Floor

New York, New York  10036

(212) 479-6636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 pages)

———————

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36242E200                                           13D                                              Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Europa International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 36242E200                                           13D                                              Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 36242E200                                           13D                                              Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 36242E200                                           13D                                              Page 5 of 7 Pages

This Amendment No. 9 to a Schedule 13D filed with the Securities and Exchange Commission on October 29, 2009 (as so amended, the “Schedule 13D”), is being filed to report the sale of all of the common stock, par value $.001 per share (the “Common Stock”) of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”) by the Reporting Persons, as more specifically described below, resulting in the Reporting Persons ceasing to be the beneficial owner of at least five percent of the Common Stock. Accordingly, Items 4 and 5 of the Schedule 13D are hereby amended and supplemented, as follows:

Item 4.

Purpose of the Transaction.

On November 3, 2009, pursuant to the Agreement and Plan of Merger, dated October 21, 2009, as amended on November 23, 2009 (the “Merger Agreement”), by and among Issuer, GenNx360 GVI Holding, Inc. (“Parent”) and GenNx360 GVI Acquisition Corp. (“Purchaser”), Purchaser commenced a tender offer to purchase all outstanding shares of Common Stock at a price of $.3875 per share (the “Offer Price”) net to the seller in cash, without interest and less any required withholding taxes (the “Offer”).   The initial offering period of the Offer expired at 12:00 A.M. midnight, New York City time, at the end of the day on Tuesday, December 8, 2009.  All shares of Common Stock held by the Reporting Persons as of such date were tendered into the Offer, including all of the shares of Common Stock held by Europa pursuant to Europa’s Tender and Support Agreement, dated as of October 21, 2009, with Parent and Purchaser.  On December 9, 2009, Issuer and GenNx360 Capital Partners, L.P. issued a joint press release announcing that, following the initial offering period, 26,472,492 shares of Common Stock, representing 97.02% of the outstanding shares of Common Stock, were accepted for payment by Purchaser.  Pursuant to the Merger Agreement, the merger became effective on December 9, 2009.  As a result of the consummation of the merger, each issued and outstanding share of Common Stock not tendered in the Offer (other than shares held by Parent or its subsidiaries, and other than shares for which appraisal rights are properly demanded and perfected in accordance with Delaware law) was converted into the right to receive the Offer Price. Also, at the effective time of the merger, all warrants with an exercise price less than the Offer Price, held by Europa were canceled, and in exchange Europa received an amount in cash equal to (A) the product of (i) the excess of the Offer Price over the exercise price per share of Common Stock of such warrant, multiplied by (ii) the number of shares of Common Stock subject to such warrant, as applicable, less (B) any applicable withholdings for taxes.

As a result of the transactions described above, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.

Interest in Securities of the Issuer.

(a)-(b) As a result of the transactions described in Item 4, the Reporting Persons no longer beneficially own any shares of Common Stock or Warrants of the Issuer.

(c)

The information provided in Item 4 is hereby incorporated by reference. There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days.

(d)

Not applicable.

(e)

On December 9, 2009, the date on which the Reporting Persons tendered all shares of Common Stock of which they were a beneficial owner to Purchaser, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

CUSIP No. 36242E200                                              13D                                              Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2009

Europa International, Inc. By: Knoll Capital Management L.P., Investment Manager

	By:	/s/ Fred Knoll
Fred Knoll, President

Dated: December 14, 2009	Knoll Capital Management, L.P.

	By:	/s/ Fred Knoll
Fred Knoll, President

Dated: December 14, 2009		/s/ Fred Knoll
Fred Knoll

CUSIP No. 36242E200                                              13D                                              Page 7 of 7 Pages

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GVI Security Solutions, Inc. and hereby affirm that this Amendment No. 9 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: December 14, 2009	Europa International, Inc. By: Knoll Capital Management L.P., Investment Manager

	By:	/s/ Fred Knoll
Fred Knoll, President

Dated: December 14, 2009	Knoll Capital Management, L.P.

	By:	/s/ Fred Knoll
Fred Knoll, President

Dated: December 14, 2009		/s/ Fred Knoll
Fred Knoll